FORM 51-101F2

REPORT ON RESERVES DATA

To the board of directors of Berkley Resources Inc. (the “Company”):

1.	We have evaluated the Company’s reserves data on certain properties as at December 31, 2004. The reserves data consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at	December 31, 2004 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

	(ii)	the related estimated future net revenue.

2. The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstated. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004 and identifies the portion thereof that we have evaluated and reported on the Company’s management and board of directors.

		Location of
		Reserves (Country
	Description and	or Foreign
Independent Qualified Reserves	Preparation Data of	Geographic	Net Present Value of Future Net Revenue
Evaluator	Evaluation Report	Area)	(before income taxes, 10% discount rate)
			Audited	Evaluated	Reviewed	Total
Gilbert Laustsen Jung Associates Ltd.	December 31, 2004	Canada	0	3,867	0	3,867
Degolyer and MacNaughton Canada Limited	December 31, 2004	Canada	0	385	0	385

Totals:			0	4,252	0	4,252

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our reports referred to above:

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta, Canada
April 28, 2005

“James Willmon”

James H. Willmon, P. Eng.

DeGolyer and MacNaughton Canada Limited
Calgary, Alberta, Canada
April 28, 2005

“Colin Outtrim”

Colin P. Outtrim, P. Eng.